Filed pursuant to Rule 433
Registration Statement No. 333-165529

Province of Ontario (“ONT”)

Floating Rate Notes due April 1, 2015

Final Term Sheet

Issuer:	Province of Ontario (“ONT”)

Documentation:	U.S. Medium-Term Note Program

Existing Long-Term Issuer Ratings[1]:	Aa1 / AA- (Moody’s / S&P)

Principal Amount:	U.S.$250,000,000

Trade Date:	February 22, 2012

Issue Date:	February 29, 2012 (T+5)

Maturity Date:	April 1, 2015

Initial Interest Rate:	The Initial Interest Rate will be an interpolated rate based upon USD LIBOR with an Index Maturity of one month and USD LIBOR with an Index Maturity of two months, determined two London Business Days prior to the Issue Date, plus 15bps

Interest Payment Dates:	April 1, July 1, October 1 and January 1 of each year up to and including the Maturity Date, subject to the Modified Following Adjusted business day convention. The first interest payment on April 1, 2012 has a short first coupon period.

First Interest Payment Date:	April 1, 2012 (short first coupon period)

Interest Reset Dates:	April 1, July 1, October 1 and January 1 of each year, commencing April 1, 2012

Interest Rate Basis:	USD LIBOR (LIBOR01)

Index Maturity:	3 months, except in the case of the Initial Interest Rate

Spread:	+ 15bps

Issue Price:	100%

Underwriting Discount:	0.05%

All-in Price:	99.95%

Business Days:	New York, London, Toronto

Minimum Denominations:	U.S.$2,000 and integral multiples of U.S.$1,000 in excess thereof

CUSIP/ISIN:	68323TAA1 / US68323TAA16

Settlement:	We expect that delivery of the Notes will be made against payment therefor on or about February 29, 2012, which is five business days following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Notes who wish to trade their Notes on the date of pricing or the next succeeding business day should consult their own advisor.

Governing Law:	Laws of the Province of Ontario and the federal laws of Canada applicable therein

Sole Lead Manager:	RBC Capital Markets, LLC

All-in Cost of Funds:	3-month USD Libor + 16.7bps

The issuer has filed a registration statement, including a prospectus and a prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling RBC Capital Markets, LLC, toll-free at 1-866-375-6829.

1A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

2